UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 19, 2019

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition – UPREIT Contribution

A press release (Exhibit 15.1) was issued on June 24, 2019 that on June 19, 2019, Generation Income Properties, Inc. (the “Company” or “GIP”) signed a definitive UPREIT agreement (Exhibit 6.1) to have an approximately 72,000-square-foot building contributed to GIP’s portfolio. The two-tenant office property in Norfolk, Virginia is valued at $11.8 million and is occupied by a General Services Administration (GSA) tenant as well as an international shipping company.

GIP expects to fund the transaction with the issuance of 1,008,000 operating partnership units in Generation Income Properties LP (a subsidiary of GIP), priced at $5.00 per unit, for a total value of $5,040,000 plus an additional $710,000 in cash, and the assumption of approximately $6.05 million of existing mortgage debt. The transaction is subject to customary closing conditions and due diligence.

An UPREIT allows current owners of properties to defer paying capital gains taxes on the transfer of assets to an operating partnership owned by a REIT, while providing the future option to convert ownership in the partnership into common shares of the REIT.

Asset Acquisition and Termination of Development Agreement

A press release (Exhibit 15.2) was issued on June 26, 2019 that the Company on June 25, 2019, signed a definitive purchase and sale agreement (Exhibit 6.2) for an approximately 15,000-square-foot building solely occupied by Walgreens (NASDAQ: WBA). The single-tenant retail property in Cocoa, FL is under contract for a total consideration of approximately $4.5 million.

The Company also announced the termination of an exclusive agreement with American Development Partners (“ADP”) which had allowed for the opportunity to develop single tenant, net lease buildings throughout the U.S. over the next several years. The Company decided to terminate this agreement due to the inability of GIPR and ADP to agree to terms on the development of individual locations. The Company agreed to pay ADP $85,000 to terminate the agreement to cover certain due diligence costs.

The information furnished in this Item 9, including Exhibits 15.1 and 15.2, are not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that Section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

6.1	UPREIT Contribution Agreement (Norfolk, VA) dated June 19, 2019
6.2	Purchase and Sale Agreement (Walgreens – Cocoa Beach, FL) dated June 24, 2019
15.1	Press release dated June 24, 2019 - UPREIT
15.2	Press release dated June 26, 2019 - UPREIT

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: June 27, 2019	By:	/s/ David Sobelman
David Sobelman
Chief Executive Officer